                                                                   Exhibit 1

[MONARCH logo]


December 11, 2006

Mr. J. Jeffrey Meder
Chief Executive Office, Cost-U-Less
3633-136th Place  SE
Bellevue, WA 98006

By Facsimile
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Dear Mr. Meder:

I am writing this letter on behalf of Monarch Activist Partners LP ("Monarch") which is currently the beneficial owner of approximately 6% of Cost-U-Less ("CULS").

The purpose of this letter is to reiterate what Monarch has verbally stated on multiple telephone calls over the last few months with yourself and Mr. Martin Moore, which is: we strongly urge you to explore the sale of the
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company immediately. As mutually acknowledged, we are not alone is this
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request, as other shareholders of size have asked for the same.

While we appreciate your desire to grow the business organically, it is apparent that the market refuses to assess fair value to the company in its current form. A quick review of your peer group clearly states this point. Currently, Pricesmart (PSMT), your self-acknowledged closest competitor, trades at an Enterprise Value to EBITDA multiple of close to 16 times, whereas CULS trades at approximately a 4.5 multiple. Taking a very conservative valuation approach by applying a 40% discount to the median EBITDA multiple of your industry peer group, CULS is worth at least $12 a share.

Compounding matters, the business, according to your latest earnings release, is dealing with a 9% increase in operating expenses which is largely attributed to rising utility expenses, an issue that does not lend itself to a quick resolution. Outside of operating expenses, the cost of being public with Sarbanes Oxley expenses and other regulatory costs makes the rationale of "going it alone" far less viable.

We fail to see how even the most ambitious growth plan will resolve the deep multiple discount the market attributes to CULS. Not to mention, given the capital required to open each new store combined with all the site specific requirements, rapid expansion appears highly improbable. In light of the issues raised in this letter and as a significant shareholder we ask you and the Board to engage the services of an investment banker to facilitate the sale of the company. While you have stated that the Board continues to look at all options and keeps an open mind to any potential offer, it is time for the company to take a far more proactive stance.

Should the company fail to act on our recommendation, we reserve all of our options, including seeking board representation if necessary.

I look forward to your response.

Very truly yours,



Sohail Malad
Managing Partner

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